Schering AG: New oral contraceptive Yasmin(R) now available in US

Berlin, June 22, 2001; Schering AG (FSE: SCH, NYSE: SHR) announced today that Yasmin(R)(drospirenone and ethinyl estradiol), a new, low-dose, monophasic oral contraceptive containing the novel progestin, drospirenone, is now available to U.S. women in pharmacies nationwide. Yasmin(R) received approval by the Food and Drug Administration (FDA) on May 11, 2001.

Yasmin(R) has been available in several European countries, including Germany, since November of 2000. Over 500,000 women in Europe are currently using Yasmin(R). The acceptance of the product exceeded expectations in the first months following its launch.

Because of the tremendous uptake of Yasmin(R) Schering has increased peak sales expectations from EUR 200 m to EUR 300 m.
Drospirenone is different from the progestins currently available in other oral contraceptives. In its effect it is very similar to the naturally occurring hormone, progesterone. Based on its mild anti-mineralocorticoid activity, drospirenone can counteract estrogen-based water retention in the body.
In addition, Yasmin(R) shows antiandrogenic properties.
Large-scale clinical trials in the U.S. and Europe involving 2,629 women and over 33,160 cycles of use established the contraceptive effectiveness, safety and menstrual cycle control of Yasmin(R). Trials found that Yasmin(R) offers excellent cycle control with a low rate of spotting and breakthrough bleeding. Yasmin(R) proved more than 99 percent effective in preventing pregnancy.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radio-pharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de


Berlin, Germany, June 22, 2001

Schering AG
Corporate Communication

For further information please contact:
Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 12431
Fax: +49-30-468 166 46
eMail: oliver.renner@schering.de

Astrid Forster - Pharma Communication:
Tel.: +49-30-468 120 57
Fax: +49-30-468 167 10
e-mail: astrid.forster@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38
Fax: +49-30-468 166 46
e-mail: peter.vogt@schering.de